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                                                                            OMB Approval
                                UNITED STATES                      OMB Number: 3235-0145
                      SECURITIES AND EXCHANGE COMMISSION      Expires: December 31, 1997
                             Washington, D.C. 20549           Estimated average burden
                                                              hours per response.....14.90
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                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           THE MED-DESIGN CORPORATION
                           --------------------------
                                 (Name of Issue)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   583926 10 0
                                 --------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









SEC1745 (2-95)                     Page 1 of 4

CUSIP NO.  583926 10 0                13G                      PAGE 2 OF 4 PAGES

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Thor Halseth

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     N/A  A ____
          B ____


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

5.   SOLE VOTING POWER

     467,546 Shares of Common Stock (Includes Stock Options to Purchase 2,000 Shares)

6.   SHARED VOTING POWER

     N/A

7.   SOLE DISPOSITIVE POWER

     467,546 Shares of Common Stock (Includes Stock Options to Purchase 2,000 Shares)

8.   SHARED DISPOSITIVE POWER

     N/A

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     467,546 Shares of Common Stock (Includes Stock Options to Purchase 2,000 Shares)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.7%

12.  TYPE OF REPORTING PERSON*

     IN




                    *SEE INSTRUCTION BEFORE FILING OUT!


SEC1745 (2-95)                  Page 2 of 4

CUSIP No.  583926 10 0                13G                     Page 3 of 4 Pages


Item 1. The issuer of the securities to which this statement relates is The Med-Design Corporation ("Med-Design"). Med-Design's principal executive offices are located at the North American Building, Suite 310, 121 South Broad Street, Philadelphia, Pennsylvania 19107.

Item 2. This statement is filed by Thor R. Halseth, a citizen of the United States of America, whose business address is c/o MDC Research Ltd., 2810 Bunsen Avenue, Ventura, California 93003. The title of the class of securities to which this statement relates is Common Stock, having a CUSIP number of 583926 10 0.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

           N/A


Item 4.   Ownership

          See item nos. 5 through 11 on the second part of the cover sheet.


Item 5.   Ownership of Five Percent or Less of a Class

          N/A


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          N/A


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

          N/A


Item 8.   Identification and Classification of Members of the Group

          N/A


Item. 9   Notice of Dissolution of Group

          N/A


Item 10.  Certification

          N/A









SEC1745 (2-95)                      Page 3 of 4

 CUSIP No.  583926 10 0                13G                    Page 4 of 4 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             -----------------------------------
                                             Date



                                             /s/ Thor R. Halseth
                                             -----------------------------------
                                             Signature



                                             Thor R. Halseth
                                             Senior Vice President, Design
                                             -----------------------------------
                                             Name/Title






SEC1745 (2-95)                  Page 4 of 4